Exhibit 4.1

Share Sales and Purchase Agreement

Date:

Parties:

●	Seller: Lim Yew Chean (Malaysia Passport #: A61603498), Address: 18, Lorong Burhanuddin Helmi 3, Taman Tun Dr Ismail, 60000 Kuala Lumpur, W. P. Kuala Lumpur, Malaysia; Mobile number: 017-2271800, Email Address: yewchean@gmail.com; cc. calvin@winfung.com.my

●	Buyer: WF Venture Ltd (Registration No. 2170485), a private company limited by shares incorporated under the laws of British Virgin Islands and having its business address at Lot 3893, Jalan 4D, Kampung Baru Subang, 40150 Shah Alam,

(The Seller and the Buyer are collectively known as the “Parties” and each known as a “Party”)

WHEREAS:

●	The Seller is the legal and beneficial owner of 10,000 shares (the “Shares”) in Global Key Investment Limited, a private company incorporated under the laws of Hong Kong SAR, China with Business Registration No. #: 20185777 (the “Company”), representing 100% of the issued and paid-up share capital of the Company, which has a total of 10,000 issued shares.

●	The Buyer wishes to purchase the Shares from the Seller on the terms and conditions set out in this Share Sale and Purchase Agreement (“Agreement”).

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the Parties hereto agree as follows:

1. Sale and Purchase of Shares

●	The Seller hereby agrees to sell, and the Buyer hereby agrees to purchase, the Shares free from all Encumbrances (as hereinafter defined), with effect from the date of Completion (as defined below) with all rights then attaching to them, including the right to receive all distributions and dividends declared, paid, or made in respect of the Shares on or after the date of Completion.

●	The sale and purchase of the Shares shall be on the terms and conditions set out in this Agreement.

2. Consideration

●	The total consideration for the Shares shall be USD3,000,000 (the “Consideration”).

●	The Consideration shall be paid by the Buyer to the Seller on the date of Completion or at a specified date mutually agreed between the Parties.

3. Conditions Precedent

The obligations of the Parties to complete the sale and purchase of the Shares shall be subject to the satisfaction, on or before the closing date, of the following conditions (“Conditions Precedent”):

○	The Buyer shall have completed her due diligence on the Company and shall be satisfied with the results thereof.

○	All necessary approvals and consents, required for the transfer of the Shares from the Seller to the Buyer, including but not limited to approvals from the Company’s shareholders and any relevant regulatory authorities, shall have been obtained by the Seller at his own costs.

●	The Company shall have provided the Buyer with all relevant financial statements, business records, and other information reasonably requested by the Buyer for the purpose of the transaction in this Agreement.

4. Completion

●	If, and subject to the Conditions Precedent having been fulfilled or waived, the completion of the sale and purchase of the Shares (the “Completion”) shall take place at such a mutually agreed time and place as the Parties may agree in writing.

●	On Completion, the Seller shall deliver to the Buyer the original, duly executed, valid and registrable, undated and unstamped share transfer instrument, and any other documents which may be necessary by the Buyer to vest the legal and beneficial interest in the Shares to the Buyer;

The Buyer shall pay the Consideration to the Seller in the manner specified in Clause 2 of the SPA.

5. Representations and Warranties

●	The Seller represents and warrants to the Buyer that the following seller’s warranties are true and accurate in all respects and not misleading in all respects:

○	The Seller has the legal right and authority to sell the Shares.

○	The Shares are free and clear of all liens, encumbrances, and other restrictions. For the avoidance of doubt, “encumbrances” means any legal or financial claim or interest over an asset, including those with a similar effect to security.

○	The information provided by the Seller to the Buyer, including but not limited to information regarding the Company’s financial condition, business operations, and assets and liabilities is true, and accurate.

●	The seller’s warranties set out in this Clause 5 shall survive Completion and shall remain in full force and effect, and shall not be extinguished in any respect by Completion.

5A. Buyer’s Warrenties

●	The Buyer represents and warrants to the Seller that:

○	The Buyer has the legal right and authority to purchase the Shares.

○	The Buyer shall pay the Consideration in accordance with the terms of this Agreement.

6. Indemnification

●	The Seller shall indemnify and hold the Buyer harmless from and against any and all claims, losses, damages, liabilities, and expenses arising out of or in connection with any breach of the Seller’s representations and warranties or any other matter related to the sale and purchase of the Shares.

●	The Buyer shall indemnify and hold the Seller harmless from and against any and all claims, losses, damages, liabilities, and expenses arising out of or in connection with any breach of the Buyer’s representations and warranties or any other matter related to the Buyer’s performance of obligations under this Agreement.

7. Confidentiality

●	The Parties shall keep confidential all information disclosed by one Party to the other in connection with this Agreement, except as may be required by law or regulatory authorities.

8. Governing Law and Jurisdiction

●	This Agreement shall be governed by and construed in accordance with the laws of Hong Kong SAR, China.

●	Any disputes arising out of or in connection with this Agreement shall be subject to the exclusive jurisdiction of the courts of Hong Kong SAR, China.

9. Entire Agreement

●	This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, relating to the same.

10. Assignment

●	Neither Party shall assign, transfer, or otherwise dispose of this Agreement or any of its rights, benefits, interests, or obligations hereunder, whether in whole or in part, without the prior written consent of the other Party. Any purported assignment or transfer in breach of this clause shall be null and void..

11. Counterparts

●	This Agreement may be executed in two (2) or more counterparts, each of which will be deemed an original and together form one and the same agreement.

12. Notice

●	All notices or communications must be in writing and in English, and may be delivered by hand, registered post, courier, or email to the recipient’s address or email as stated below (or as updated by written notice):

○	in the case of service on the Seller, to:

Address :	18 Lorong Burhanuddin Helmi 3, Taman Tun Dr Ismail, 60000 Kuala Lumpur, W. P. Kuala Lumpur, Malaysia

Email Address:	cc.

○	and in the case of service on the Buyer, to:

Address:	Lot 3893, Jalan 4D, Kampung Baru Subang, 40150 Shah Alam Selangor

Email Address:

The Parties have executed this Share Sales and Purchase Agreement as of the date first above written.

Seller: Lim Yew Chean	Buyer: WF Venture Ltd

Seller Signature:	Buyer Signature:

/s/ Lim Yew Chean	/s/
Date : 15-05-2025